**Exhibit 21.1**

## List of Subsidiaries of Simon Property Group, Inc.

| Subsidiary | Jurisdiction |
| --- | --- |
| Simon Property Group, L.P. | Delaware |
| The Retail Property Trust | Massachusetts |
| Simon Property Group (Illinois), L.P. | Illinois |
| Simon Property Group (Texas), L.P. | Texas |
| M.S. Management Associates, Inc. | Delaware |
| Simon Property Group Administrative Services Partnership, L.P. | Delaware |
| Kravco Simon Investments, L.P. | Pennsylvania |
| Premium Outlet Partners, L.P. | Delaware |
| SPG Mayflower, LLC | Delaware |
| Silver Merger Sub 1, LLC | Delaware |
| Silver Merger Sub 2, LLC | Delaware |
| Simon Global Development B.V. | Netherlands |
| Simon MAC S.a.r.l. | Luxembourg |
| Simon International S.a.r.l. | Luxembourg |

## List of Subsidiaries of Simon Property Group, L.P.

| Subsidiary | Jurisdiction |
| --- | --- |
| The Retail Property Trust | Massachusetts |
| Simon Property Group (Illinois), L.P. | Illinois |
| Simon Property Group (Texas), L.P. | Texas |
| M.S. Management Associates, Inc. | Delaware |
| Simon Property Group Administrative Services Partnership, L.P. | Delaware |
| Kravco Simon Investments, L.P. | Pennsylvania |
| Premium Outlet Partners, L.P. | Delaware |
| SPG Mayflower, LLC | Delaware |
| Silver Merger Sub 1, LLC | Delaware |
| Silver Merger Sub 2, LLC | Delaware |
| Simon Global Development B.V. | Netherlands |
| Simon MAC S.a.r.l. | Luxembourg |
| Simon International S.a.r.l. | Luxembourg |

Omits names of subsidiaries that as of December 31, 2020 were not, in the aggregate, "significant subsidiaries."